SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK NY 10019 (212) 839 5300 (212) 839 5599 FAX	| | | | | | | |	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

FOUNDED 1866

June 7, 2007

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Division of Investment Management

Re:	BlackRock Bond Fund, a series of BlackRock Bond Fund, Inc. Registration Statement on Form N-14

Ladies and Gentlemen:

        On behalf of BlackRock Bond Fund (“Bond Fund”), a series of BlackRock Bond Fund, Inc. (the “Corporation”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is the Corporation’s Registration Statement on Form N-14 (the “Registration Statement”), containing the preliminary proxy statement of BlackRock Total Return Portfolio (“Total Return”), a series of BlackRock Funds (“BlackRock Funds”) (as of June 8, 2008, Total Return will become a series of BlackRock Funds II (“BlackRock Funds II”)), the preliminary prospectus and preliminary statement of additional information of Bond Fund and the notice for the special meeting of the stockholders of Total Return to be held in September 2007 (the “Meeting”). At the Meeting, the stockholders of Total Return will be asked to vote to approve or disapprove an Agreement and Plan of Reorganization between the Corporation, individually and on behalf of Bond Fund, and BlackRock Funds II, individually and on behalf of Total Return. On or about July 15, 2007, Total Return intends to mail copies of the definitive proxy statement and prospectus, the form of proxy, and the notice of special meeting of stockholders to its stockholders of record as of June 25, 2007.

        The Registration Statement is being filed in connection with a proposed reorganization transaction consisting of the acquisition by Bond Fund of substantially all of the assets and the assumption of certain stated liabilities of Total Return, and the simultaneous distribution to Total Return of newly-issued shares of common stock of Bond Fund having an aggregate net asset value equal to the net assets of Total Return acquired by Bond Fund reduced by the amount of the liabilities of Total Return assumed by Bond Fund. Three new classes of shares, Investor B2,

BlackRock and Service shares, are being registered on this Registration Statement. The class identifier required by the Edgar rules for the new classes of shares will be obtained prior to the effective date of the Registration Statement. No Investor B2, BlackRock or Service shares will be issued by Bond Fund prior to that time.

        Please direct any communications relating to this filing to the undersigned at (212) 839-7316 or to Frank P. Bruno at (212) 839-5540 or Ellen W. Harris at (212) 839-5583.

Very truly yours, /s/ Carol J. Whitesides Carol J. Whitesides

Enclosures

cc:	Frank P. Bruno, Esq. Ellen W. Harris, Esq.

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